UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Buffalo Wild Wings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

119848109
(CUSIP Number)

Richard T. McGuire III Marcato Capital Management LP Four Embarcadero Center, Suite 2100 San Francisco, CA 94111 (415) 796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: Richard M. Brand Aly El Hamamsy Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

August 25, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 119848109	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IA

CUSIP No. 119848109	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Richard T. McGuire III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
950,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
950,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
950,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 119848109	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
255,740

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
255,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
255,740

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
23,465

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
23,465

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1%

14	TYPE OF REPORTING PERSON
PN

CUSIP No. 119848109	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marcato International Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
670,795

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
670,795

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,795

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.7%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 119848109	SCHEDULE 13D	Page 7 of 10

    This amendment No. 2 to Schedule 13D (this “Amendment No. 2”), amends and supplements the Schedule 13D filed on July 25, 2016 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 2, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Common Stock, no par value (the “Shares”), of the Issuer, a Minnesota corporation. Capitalized terms not defined in this Amendment No. 2 shall have the meaning ascribed to them in the Initial 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

CUSIP No. 119848109	SCHEDULE 13D	Page 8 of 10

Item 4.	Purpose of Transaction.

Since the filing of Amendment No. 1 to the Initial 13D, Marcato has had the opportunity to review materials presented by the Issuer at its recent analyst day and is including Marcato’s observations as part of this filing to expand on the concerns highlighted in the letter Marcato filed on August 17, 2016.  Additionally, Marcato has engaged in discussions with a representative of the Issuer’s Board of Directors (the “Board”).  During these discussions, Marcato reiterated its view that the Board and shareholders would benefit from a substantial change in the composition of the Board.  Furthermore, Marcato emphasized that, because many of Marcato’s concerns relate to questions of Board expertise and oversight, it would be inappropriate for the existing Board to select any new directors outside of an annual meeting cycle without considerable consultation with its major shareholders, including Marcato.  Marcato has made clear that it is willing to offer a senior Marcato executive to serve on the Board to ensure the proper implementation of best practices in areas such as capital allocation, management incentive compensation, and succession planning.

On August 25, 2016, Marcato released a presentation, which includes Marcato’s observations of the Issuer’s 2016 Analyst Day.  The presentation is attached hereto as Exhibit D and incorporated by reference in this Item 4 in its entirety.

CUSIP No. 119848109	SCHEDULE 13D	Page 9 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement*
 Exhibit B:  Schedule of Transactions in Shares*
Exhibit C:  Letter, dated August 17, 2016*
Exhibit D:  Presentation, dated August 25, 2016

*   Previously filed.

CUSIP No. 119848109	SCHEDULE 13D	Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2016

Marcato Capital Management LP♦
By: Marcato Holdings LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

/s/ Richard T. McGuire III♦
Richard T. McGuire III

Marcato, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato II, L.P.

By:	MCM General Partner LLC, its General Partner

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Authorized Person

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

♦
This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

 Exhibit D

DISCLAIMER

Marcato Capital Management LP ("Marcato") is an SEC registered investment advisor based in San Francisco, California. Marcato provides investment advisory services to its proprietary private investment funds (collectively, the "Marcato Funds"). The views expressed in this presentation (the "Presentation") represent the opinions of Marcato and/or certain affiliates and the investment funds it manages that hold shares in Buffalo Wild Wings, Inc. (the "Company"). This Presentation is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Marcato, and are based on publicly available information and Marcato analyses. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") by the issuer or other companies that Marcato considers comparable. Marcato has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Information contained in the Presentation has not been independently verified by Marcato, and Marcato disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Marcato disclaims any obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Neither Marcato nor any of its affiliates makes any representation or warranty, express or implied, as to the accuracy, fairness or completeness of the information contained herein and the recipient agrees and acknowledges that it will not rely on any such information.

Funds managed by Marcato currently beneficially own, and/or have an economic interest in, shares of the Company. These funds are in the business of trading—buying and selling—securities. Marcato may buy or sell or otherwise change the form or substance of any of its investments in any manner permitted by law and expressly disclaims any obligation to notify any recipient of the Presentation of any such changes. There may be developments in the future that cause funds managed by Marcato to engage in transactions that change the beneficial and/or economic interest in the Company.

The Presentation may contain forward-looking statements which reflect Marcato's views with respect to, among other things, future events and financial performance. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Marcato's underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Marcato that the future plans, estimates or expectations contemplated will ever be achieved.

The securities or investment ideas listed are not presented in order to suggest or show profitability of any or all transactions. There should be no assumption that any specific portfolio securities identified and described in the Presentation were or will be profitable. Under no circumstances is the Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security, nor does the Presentation constitute either an offer to sell or a solicitation of an offer to buy any interest in funds managed by Marcato. Any such offer would only be made at the time a qualified offeree receives the Confidential Explanatory Memorandum of such fund. Any investment in the Marcato Funds is speculative and involves substantial risk, including the risk of losing all or substantially all of such investment.

This document is the property of Marcato and may not be published or distributed without the express written consent of Marcato.

MARCATO

1

REACTIONS TO BWLD'S ANALYST DAY

- We have compiled a summary of concerning quotes and presentation slides taken from BWLD's Analyst Day held on August 16, 2016
- BWLD's executives repeatedly made statements during their remarks that underscore the conceptual shortcomings of their approach to managing the business, such as:
  - Poorly-reasoned approach to capital structure and capital allocation, including a misunderstanding of how and why these should be optimized to create maximum value
  - Qualitative outlooks for future performance that remain unsupported by numbers or timelines that would otherwise enable verification and accountability over time
  - Generally unempirical approach to business planning and analysis
- The following slides represent only a small sampling of examples that are indicative of management's opaque approach to shareholder communication, and as such we encourage shareholders to independently review BWLD's Analyst Day presentation and transcript for additional examples of the themes described
- It is particularly concerning to us that the Board of Directors did not apply sufficient scrutiny to the Analyst Day materials prior to their dissemination
- As an appendix, we are also including two slides first shared publicly in our 13-D/A filed August 17, 2016, which reflect our views on an appropriately methodical capital allocation policy
  - Marcato is committed to ensuring a comparable plan is implemented at Buffalo Wild Wings

MARCATO
2

BWLD'S 'CAPITAL PRIORITIES' HIGHLIGHT POOR UNDERSTANDING OF CAPITAL ALLOCATION

OUR CAPITAL PRIORITIES

BALANCED ALLOCATION STRATEGY FOCUSED ON THREE KEY PRIORITIES:

Growth	Shareholder Return	Stakeholder Value

"The amount of free cash flow…that we are generating allows us to enhance our capital strategy guided by three key priorities:

-First, growth. We will ***maintain a balance sheet that provides us with financial flexibility to continue to pursue growth opportunities for the business****, whether capital or* ***G&A*** *spend, and these include investing in both U.S. and* ***international growth****…* ***advancing technology to improve our fan experience****…[and]* ***evaluating our menu items as tastes and trends in food continue to evolve***

-Second…returning capital, meaningful capital, to our shareholders…

-Third, stakeholder value. We will continue to ***serve our fans and our communities,…our franchisees and our team members****"*

"We believe ***we have the right combination of growth and shareholder return****"*

MARCATO'S OBSERVATIONS

- The trade-off between "growth" and "shareholder return" is a false choice. All options should be evaluated through the lens of return on investment and shareholder value creation
- The Company emphasizes balance sheet flexibility but almost none of the examples require capital investment (highlighted in red). Only North America growth—more specifically, growth or remodel investments in company-operated units in North America—will require an allocation of operating cash flow or use of the balance sheet. Nearly all of these 'growth' investments are funded through the income statement, not the capital budget!
- "Stakeholder Value" is not a use of capital. What are the capital requirements for serving fans, communities, and team members?

MARCATO

Source: BWLD 2016 Analyst Day, slide 19.

3

BWLD'S "COMPREHENSIVE" PLAN IS INCOMPLETE AND INCONSISTENT

OUR CAPITAL STRATEGY

RETURN EXCESS CASH TO SHAREHOLDERS BY:

Leverage Target of 1.5x Debt/EBITDA*	Increase LOC Capacity to $500M, Evaluate Term Financing	Additional $300M Share Repurchase Authorization	Evaluate Initiation of Cash Dividend for 2017

*"Our Board and management team has added another way to create value for our shareholders with a **comprehensive capital plan**"*

*"[W]e benchmarked ourselves versus peers and **the median for book debt is 1.3x debt-to-EBITDA**"*

*"**[W]e've targeted a leverage ratio of 1.5x debt-to-EBITDA, which is in line with our industry peers**."*

*"I'm pleased to announce today that **our Board has authorized an additional $300 million share repurchase, bringing our total share repurchase authorization to $375 [million]**"*

*"**[We] will be consistent and opportunistic** in our share repurchases"*

MARCATO'S OBSERVATIONS

- Problem #1: BWLD's leverage benchmarking refers explicitly to gross debt while financially sophisticated observers nearly universally consider *net debt* with respect to capital structure decisions
- Problem #2: When will this leverage target be achieved? Shouldn't a "comprehensive" capital plan articulate a timeline for achieving the stated leverage target?
- Problem #3: There is no guidance as to timeline or method for executing the $375m of authorized repurchases
- Problem #4: The math does not work. Using consensus EBITDA of ~$310/$350m for 2016/2017, current net debt of $85m, and expected free cash flow of ~$40m in 2H 2016 and ~$130 in 2017, BWLD would need to return $420m in 2H 2016 or $610m by year-end 2017 to reach its stated leverage target—well in excess of the new authorization

MARCATO Source: BWLD 2016 Analyst Day, slide 20. Consensus estimates from Bloomberg.

4

EARNINGS TARGET LACKS IMPORTANT EXPLANATION FOR HOW IT WILL BE ACHIEVED

EPSTARGET
15%
EARNINGS
PER SHARE
GROWTH

*"We have shared previously that we expect to deliver **earnings per share growth of 15% or more on an annual basis**"*

*"We will drive our earnings per share growth as we have before through **unit growth, driving sales, continuous improvement on cost and expenses, and share repurchases**"*

MARCATO'S OBSERVATIONS

- What time period does this EPS objective refer to? 1-year? 5-year? Eternity?
- How much growth will come from organic initiatives, such as same-store sales growth and expense savings?
- What amount of capital will be deployed through store openings, acquisitions, and share repurchases that will drive the remainder of expected growth?
- We believe the absence of any quantifiable information for how this target will be achieved is highly problematic—either it betrays an underutilization of basic business forecasting tools to estimate the reasonable composition of EPS growth; or it highlights management's misunderstanding of the implications for shareholder value that would result from different sources of EPS growth; or possibly both

MARCATO

Source: BWLD 2016 Analyst Day, slide 29.

5

CAPITAL BENCHMARKING BASED ON SELECTED PEERS MAKES LITTLE SENSE

CAPITALBENCHMARKING
Last Three Fiscal Years
Median
CapEx
Repurchase 31%
Dividend 3%
250%
200%
150%
100%
50%
0%
% of Cash From Operations
CapEx
Repurchases
Dividends
Source: Company filings.

"**As we continually evolve our capital plan, we also benchmark ourselves against how others in the industry and others with a similar ownership mix are deploying their capital**"

"The median for share repurchase over [the last 3 years] is 31% and the median for dividends over the same period is 3% for our peer group. We currently have a $200 million line of credit that allows us the flexibility to pursue strategic growth opportunities as well as consistent and opportunistic share repurchases"

"**Our success in growing our business has brought us to the point where our stores are generating cash flow in excess of what is required for growth and strategic initiatives** and we are committed to returning excess cash to shareholders"

MARCATO'S OBSERVATIONS

- BWLD's Capital Benchmarking "analysis" has numerous obvious analytical failures:
  - Peers with a substantially higher mix of company-owned stores than BWLD's will have inherently higher capital intensity and, similarly, pure franchise models will have virtually zero maintenance capital requirements
  - Certain concepts operated by these peers are nearly saturated, while others have unit growth runway remaining
  - The 3-year time frame is arbitrary and fails to consider whether peers were operating at, above, or below each of their respective optimal leverage levels over the measurement period
  - Share repurchases are a function of relative ROI of each peers' investment options, including the degree to which their stock was undervalued, which would have varied widely across the time period and sample set
- Capital deployment should reflect the unique capital needs and investment opportunities of a given business, not what 'peers' who confront their own distinct considerations for creating value are doing

MARCATO Source: BWLD 2016 Analyst Day, slide 17.
6

FRAMEWORK FOR NEW STORE OPENINGS IS VAGUE DESPITE INSISTENCE OF "RIGOR"

NRO DUE DILIGENCE DEVELOPMENT

- ✓ Disciplined and rigorous process
- ✓ Financial analysis
- ✓ Population
- ✓ Trade area analysis
- ✓ Impact on existing restaurants

*"[A]s we assess our company new restaurant opening opportunities, we go through a very rigorous analysis and diligent process. __**We…apply the principles of capital allocation**__ discussed by Sally when we're looking at restaurant development"*

*"__**It is a rigorous, rigorous process that we go through**__. We look at demographics. We look at markets, We look at trade areas. We look at specific sites within that market, ingress, egress, parking. We review the actual restaurant layout for each site. __**And of course, we go through a very rigorous financial analysis. A member of our FP&A department attends every meeting**__. And if a restaurant doesn't meet all of our criteria, it's not approved"*

*"__**We're not going to get into specifics today about exact targets that we use internally**__"*

MARCATO'S OBSERVATIONS

- Management's repeated assurance of rigor in its capital deployment decisions for new restaurant openings does not, in fact, prove the existence or sufficiency of such rigor
- It ought to be a universally-understood assumption, not an impressive credential, that all real estate investments should only be made upon examining the unique features of a property as well as expected financial returns
- The slide shown above is merely a list of general considerations and does nothing to quell our serious doubts of whether appropriately "rigorous" analysis is being employed when thinking through these issues
- Shareholders have a right to know more about these processes, what specific financial targets are being used, and by what calculations BWLD's recent concerning capital decisions have achieved those targets

MARCATO Source: BWLD 2016 Analyst Day, slide 51.

7

CONSISTENT AVOIDANCE OF CONCRETE TARGETS WHILE REAFFIRMING "CONFIDENCE"

RESTAURANT-LEVEL CASHFLOW NORTH AMERICA

TOP OPPORTUNITIES

- ✓ OPEX
- ✓ COGS
- ✓ Labor

"__We're confident that we'll get to the 20% restaurant-level cash flow__ that we have historically seen. Our starting point is the __leverage that comes from positive same-store sales__"

"We have __opportunities to centralize the monitoring of our invoices and believe we can get some leverage here__ as well as __leveraging our vendor partnerships__. We're in the process of creating tools for expense controls at the restaurant level"

"From a COGS perspective, __we believe that we can leverage our purchasing power with volume discounts on alcohol__…We're working on automated __tools to reduce our waste__"

"We're working on __improving our [labor] productivity, consistently adjusting our labor-to-sales trends__ and using our Captain hours more efficiently and effectively"

MARCATO'S OBSERVATIONS

- BWLD's "top priorities" for expense control at the restaurant level reflect every broad expense category. This level of generality demonstrates a lack of focus and prioritization in targeting opportunities for efficiency
- Management's stated confidence of achieving 20% restaurant-level margins is not supported by numerical detail. What is the magnitude of opportunity in each area, the timeline for achieving any improvement, the cost required, the individuals responsible, or the process by which these opportunities will be assessed? Without answers to these questions, how can BWLD target a 20% margin goal?
- BWLD confuses margin improvement from leverage as sales growth resumes with actual expense savings from active management of the cost structure to *improve* on current dollar expense levels

MARCATO Source: BWLD 2016 Analyst Day, slide 106.

8

EXPECTATIONS OF FUTURE PROFIT IMPROVEMENT NEITHER EXPLAINED NOR COMMITTED TO

COMMODITYOUTLOOK
SUPPLY CHAIN
CHICKEN BREAST
WINGS
ALCOHOL
SOYBEAN OIL
CHEESE
POTATOES
SHORTENING

"**<u>[W]e are well positioned to take advantage of continued softness in commodity markets in 2017</u>**. As we work to mitigate our commodity exposure in 2017, **<u>we expect to have all our major commodities booked at lower levels in 2016</u>**"

"For example, we've booked all of our soybean oil needs for 2017 at lower levels than 2016, some 13% lower than we did the previous year. Soybean oil makes up the basis for all of our sauces and dressing"

"We do expect to see draft beer and bottled beer increase 3.5% to 5% next year. The industry has benefited as brewers have held prices steady for the past 2 years. We expect that favorable commodity positions in all of our other parts of the commodity basket will help to offset any impact this would be"

MARCATO'S OBSERVATIONS

- Despite the title of the slide being "Commodity Outlook," the above slide is merely a list of names and images of commodities, and fails to describe how the confluence of changing input prices will impact future margins, and on what timeframe shareholders can expect to see this flow through the P&L
- Apart from chicken wings, beer, and soybean oil, no numerical outlook or cost expectation was provided at BWLD's Analyst Day, betraying the title of the slide, which promised an "outlook" across the COGS basket
- Sauces, traditional wings, and alcohol account for approximately half of BWLD's COGS mix—what is the outlook for the remaining buckets? If the company "expects to have all major commodities booked at lower levels in 2016" then it should be able to quantify the impact to margin informing that expectation, holding all else equal

MARCATO Source: BWLD 2016 Analyst Day, slide 116.

9

INABILITY TO EFFECTIVELY COMMUNICATE A COHERENT MARKETING STRATEGY

BROADERLENS
MARKETING
OUR CORE AUDIENCE
UNIVERSE OF SPORTS FANS

"[W]e felt we had a greater purpose. **And we found that in the universe of sports fans that are out there, a segment that is 6x larger than our MVP target. And while sports is important to us, there wouldn't be any sports if there weren't sports fans. So fans really is the most important part for us**"

"**So if we start to take a look at our guests and we transform to more of a fan mentality, what does that look like? It looks like a much larger world is what it looks like**. We move from this transactional relationship with a guest to an emotional relationship with a fan"

"We move our brand the longest 18 inches that there is in business, from the head to the heart, and every brand wants to be here"

MARCATO'S OBSERVATIONS

- BWLD's marketing strategy is an ambiguous collection of specious soundbites that, in fact, make little sense to thoughtful observers and fail to connect in any clear way to the functional goals of the operating business
- Is there a source for this 'analysis,' or any quantifiable data at all? How exactly is this 'universe of sports fans' being calculated? How is the core audience being defined and quantified? Is this theory, in fact, consistent with observable credit card data of existing customers?
- Why does BWLD's marketing team appear to only now be expanding its customer focus to the "broader" universe of sports fans?
- What does this translate to in terms of tangible action items? Dollar spend, media format, demographic targeting? What is the anticipated ROI potential and over what measurement period? Are there examples of focus groups or test markets that might demonstrate any empirical research to support these statements?

MARCATO Source: BWLD 2016 Analyst Day, slide 127.

10

"MOST FREQUENTLY-VISITING GUESTS CONTRIBUTE MOST TO SALES"—IS THAT AN INSIGHT?

LOYALTYUPDATE
60%
40%
20%
0%
52%
26%
14%
Share of Members
Share of Revenue
GUEST LEVEL DATA = INSIGHTS
Loyalty Guests who visit 15+ times annually represent 15% of the member-base while contributing to 46% of the revenue generated.
Annual Visit Segment
1-4 Visits
5-9 Visits
10-14 Visits
15+ Visits

*"Really talking about building frequency, getting people back into the restaurant more, **<u>you can see how that's working through the loyalty program. And when we roll this nationally, it's going to have a huge effect on sales</u>**"*

MARCATO'S OBSERVATIONS

- The above chart strikes us as analytically flawed: while "Share of Members" adds up to ~100%, "Share of Revenue" only adds up to 79% – is this accurate?
- That BWLD's highest-frequency customers account for an outsized share of sales strikes us as intuitive, leading us to wonder why management charitably deems such data as "insights"
- BWLD claims that this data will help drive traffic, yet this data merely reveals a basic spending pattern of people who are *already visiting Buffalo Wild Wings*. It does not inform increasing frequency or attracting new guests
- Despite the insistence that "you can see how that's working," we genuinely fail to understand how the chart above reveals anything useful about BWLD's customers that could possibly "have a huge effect on sales"

MARCATO Source: BWLD 2016 Analyst Day, slide 140.

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DISCONNECT BETWEEN MANAGEMENT INITIATIVES AND ECONOMIC BENEFITS

LOYALTYUPDATE
MARKETING
% of Beer Purchases
% Loyal to a Single Brand
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
% of Guests
% of Quantity
% of Guests
% of Quantity
INSIGHTS ON BEER PURCHASES
10% of loyalty guests who purchase beer represent 54% of the beer purchases (via loyalty)
The same top 10% of beer purchasers order the same brand 80% of the time (where a significant majority order U.S. domestic beer)

*"Beer insights are also important. And you can see that **<u>[the top] 10% of the beer purchasers order the same brand 80% of the time</u>**"*

*"But when you have 30 brands on tap on average within our restaurants, **<u>you want them to explore. You want them to go crazy. You want them to try things they haven't otherwise tried</u>**"*

*"So what you want to do is you want to build and train them to check out what our featured beers are, whatever you might normally not try. **<u>We want you to expand your experience within Buffalo Wild Wings. Loyalty allows us to incent people to do that</u>**"*

MARCATO'S OBSERVATIONS

- Craft offerings tend to have higher price points and lower gross margins than traditional domestic beers
- The growth of craft beer has led to consumers trading higher volumes of lower-price domestic beers for fewer orders of craft per visit: the main factor that management cited for the decline in alcohol as a percentage of BWLD's total sales
- Incentivizing customers to shift towards craft may lower both volumes & profit dollars
- Shifting top volume customers into greater variety means keeping broader inventory in-store with slower turnover of core products, which could adversely affect margins
- We are concerned that BWLD is attempting to influence customer behavior without a clear connection to economic consequences

MARCATO
Source: BWLD 2016 Analyst Day, slide 142.
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Appendix: Marcato's Recommended Capital Allocation Framework

MARCATO

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CAPITAL ALLOCATION BEST PRACTICES

Buffalo Wild Wings needs to be disciplined in how it allocates its capital and focus on risk-adjusted returns relative to both its cost of capital as well as all other alternatives

STEP 1 — Forecast long-term growth and return targets; Establish valuation based on business plan

STEP 2 — Establish credit characteristics and liquidity objectives, and adjust debt/cash as indicated

STEP 3 — Fund maintenance capex

STEP 4 — Allocate excess capital to highest risk-adjusted return alternative that exceeds cost of capital

Acquisition of New Concepts	Acquisition of Franchisees	New Company-Owned Stores	Franchise Growth	Return Capital to Shareholders	Reduce Debt / Build Cash Balance

High Risk ← → Low Risk

MARCATO Source: BWLD 13-D/A filed 8/17/16.

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COMPANY SHOULD FOCUS ON *RISK-ADJUSTED* RETURNS

BWLD should cease investing in high risk initiatives that have earned low returns

High Risk ↑ / ↓ Low Risk

Acquisition of New Concepts	∧ Inherent difficulty "handicapping" future success given constantly-changing consumer tastes ∧ Restaurant space is highly competitive, especially for untested concepts
Acquisition of Franchisees	∧ Risk of paying a significant premium to replacement cost, which dilutes ROI ∧ Creates additional operational complexity (G&A, regional oversight)
Organic Store Growth	∧ Company owned store growth higher risk due to greater capital intensity and volatility ∧ Franchise growth yields highest incremental returns and valued highest by market
Business Model Enhancement	∧ Incremental investments behind teams to accelerate international expansion as well as improvements in operations, franchisee relations, customer experience and the brand ∧ Potential to drive traffic, but must be supported by metrics that track tangible results
Return Capital to Shareholders	∧ Share repurchases are most attractive and accretive when shares trade below fair value ∧ Dividends provide an alternative when IRR on share repurchases is less compelling
Reduce Debt / Build Cash Balance	∧ Lowest risk, but also lowest-returning option ∧ Not recommended given BWLD's already overly-conservative capital structure

MARCATO
Source: BWLD 13-D/A filed 8/17/16.

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